Exhibit 99.1

Shanda Games Reports Second Quarter 2013 Unaudited Results

-GAAP Net Income Increased 52.9% QoQ to RMB374.4 Million (US$60.6 Million)

-GAAP Diluted Earnings per ADS Increased 55.6% to RMB1.40 (US$0.22)

Hong Kong, China—August 29, 2013—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2013.

Non-GAAP Financial Highlights (1)

•	Net revenues were RMB1,085.1 million (US$175.6 million), flat QoQ and down 4.0% YoY.
•	Gross profit was RMB716.4 million (US$115.9 million), up 0.4% QoQ and down 1.3% YoY. Gross margin was 66.0%, up from 65.8% in Q1 2013 and 64.2% in Q2 2012.
•	Operating income was RMB326.5 million (US$52.8 million), down 2.9% QoQ and 16.5% YoY. Operating margin was 30.1%, compared with 31.0% in Q1 2013 and 34.6% in Q2 2012.
•	Net income attributable to the Company’s shareholders was RMB400.5 million (US$64.8 million), up 45.5% QoQ and 18.9% YoY. Net margin was 36.9%, up from 25.4% in Q1 2013 and 29.8% in Q2 2012.
•	Earnings per diluted ADS were RMB1.50 (US$0.24), up 47.1% from RMB1.02 in Q1 2013 and 25.0% from RMB1.20 in Q2 2012.

GAAP Financial Highlights (1)

•	Net revenues were RMB1,085.1 million (US$175.6 million), flat QoQ and down 4.0% YoY.
—	Massively multi-player online (MMO) game revenues were RMB981.5 million (US$158.9 million), up 0.5% QoQ and down 11.0% YoY.
—	Mobile game revenues were RMB101.8 million (US$16.5 million), down 4.4% from RMB106.5 million in Q1 2013 and up from nil in Q2 2012.
—	Other revenues were RMB1.8 million (US$0.2 million), up 5.9% QoQ and down 93.4% YoY.
•	Gross profit was RMB700.7 million (US$113.4 million), up 0.5% QoQ and down 0.6% YoY. Gross margin was 64.6%, up from 64.3% in Q1 2013 and 62.4% in Q2 2012.
•	Operating income was RMB292.0 million (US$47.3 million), down 1.8% QoQ and 17.6% YoY. Operating margin was 26.9%, compared with 27.4% in Q1 2013 and 31.4% in Q2 2012.
•	Net income attributable to the Company’s shareholders was RMB374.4 million (US$60.6 million), up 52.9% QoQ and 21.4% YoY. Net margin was 34.5%, up from 22.6% in Q1 2013 and 27.3% in Q2 2012.
•	Earnings per diluted ADS were RMB1.40 (US$0.22), up 55.6% from RMB0.90 in Q1 2013 and 27.3% from RMB1.10 in Q2 2012.

Operating Highlights (1)

•	For MMO games operated in China and overseas:

During Q2 2013, the Company continued to introduce a number of free functions and game plays as a way to enhance user engagement and increase user stickiness. As a result:

—	Average Monthly Active Users (average MAU) increased 1.5% QoQ from 18.6 million to 18.9 million.
—	Average Monthly Paying Users (average MPU) decreased 5.2% QoQ from 3.4 million to 3.2 million as some low-spending paying accounts became free accounts in certain games.
—	Monthly Average Revenue per Paying User (ARPU) increased 4.7% QoQ from RMB93.6 to RMB98.0.

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•	For mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) increased 32.4% QoQ from 302 thousand to 400 thousand, primarily driven by the introduction of “Million Arthur” in Taiwan in March 2013.
—	Average Revenue per Daily Active User (ARDAU) decreased 28.6% QoQ from RMB3.9 to RMB2.8, primarily due to i) a decline in ARDAU for “Million Arthur” in Korea as users consumed fewer in-game items, and ii) a lower ARDAU level for “Million Arthur” in Taiwan than in Korea as users in Taiwan generally spend less in a game than users in Korea.

(1)	Notes:

1.	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Currently, three revenue categories now reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes both revenues derived inside and outside China. Accordingly, as results are reported for further periods, prior period amounts reported under the pre-Q1 2013 classifications will be reclassified to conform to the current presentation.

2.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

3.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

4.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

5.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

6.	ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period. ARDAU reflects overall monetization for mobile game users. DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

7.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

Business Outlook

The Company currently expects its net revenues in the third quarter of 2013 to increase between 3-4% from the second quarter, driven primarily by the successful launch of its mobile game “Million Arthur” in China. Mobile game revenues in the third quarter of 2013 are projected to grow approximately 50% from the second quarter and account for over 10% of total net revenues. With the acquisition of the operating and distribution platform business from its parent company Shanda Interactive, the Company estimates its gross margin and non-GAAP operating margin in the third quarter of 2013 to be approximately 71-72% and 42-43%, respectively. Excluding the impact of the acquisition, Shanda Games’ gross margin in the third quarter of 2013 is projected to be approximately 63-64%, compared with 64.6% in the second quarter, mainly due to a shift in revenue mix as revenues from licensed games are expected to become a larger portion of total revenues, and non-GAAP operating margin in the third quarter of 2013 is projected to decline modestly from its second quarter non-GAAP operating margin of 30.1% as a result of the small decline in gross margin in the third quarter.

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CEO Remarks

“During the second quarter of 2013, we continued to build upon and sustain the success made over the past few quarters as we made significant progress in our mobile game business and pushed forward with our long-term strategy to expand our MMO portfolio,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “On the mobile game font, ‘Million Arthur’ continued its success with its recent launch in China last month when it immediately became the second top grossing app across all categories on Apple’s App Store in China. Driven by its strong performance in China, we expect our mobile game revenues to grow approximately 50% quarter-over-quarter and account for over 10% of total net revenues during the third quarter of 2013. With 36 mobile titles currently in our pipeline, we look forward to expanding our revenue streams and will continue to seek out new and exciting opportunities.”

“In-line with our mobile strategy we recently launched ‘G-Home’ mobile platform. We intended to build this platform into a ‘flagship game center’ which can vertically integrate high-end users, high-quality contents and premier services. With the acquisition of the operating and distribution platform (www.sdo.com), we believe ‘G-Home’ will play an important role in facilitating the success of each mobile game and further solidifying our mobile business. We also plan to leverage our ‘G-Home’ to accumulate users and cross sell our MMO games. We believe that ‘G-Home’ will aid us in stabilizing and broadening our MMO user base and growing revenue as it will remove the barriers between our MMO and mobile users allowing for an easy transition. We aim to attract 50% of our MMO users to ‘G-Home’ by the end of this year.”

“At the same time, we continue to devote resources towards our MMO games by focusing on keeping gamers engaged and launching high-quality contents. We plan to launch expansion packs for our key games ‘Mir II,’ ‘Woool’ and ‘Dragon Nest’ in the next few months. Additionally, ‘World Zero,’ ‘Dungeon Striker’ and ‘Final Fantasy XIV’ are progressing well as they move through the different stages of beta testing. We have built a solid pipeline for our MMO game business over the next couple of years and look forward to rejuvenating and bringing these proven franchises to new gamers across the globe.”

Second Quarter 2013 Unaudited Financial Results (GAAP)

Net Revenues. In the second quarter of 2013, net revenues were RMB1,085.1 million (US$175.6 million), compared with RMB1,084.6 million in the first quarter of 2013 and RMB1,130.5 million in the second quarter of 2012. MMO game revenues, mobile game revenues, and other revenues accounted for 90.4%, 9.4% and 0.2% of total net revenues, respectively. Domestic revenues and overseas revenues accounted for 83.0% and 17.0% of total net revenues, respectively.

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Net revenues generated from MMO games increased 0.5% quarter-over-quarter and declined 11.0% year-over-year to RMB981.5 million (US$158.9 million) in the second quarter of 2013.

During the second quarter of 2013, the Company continued to introduce a number of free functions and game plays as a way to enhance user engagement and increase user stickiness. As a result, average MAU for MMO games increased 1.5% quarter-over-quarter to 18.9 million. Average MPU for MMO games decreased 5.2% quarter-over-quarter to 3.2 million as some low-spending users became free users in certain games. ARPU increased 4.7% quarter-over-quarter to RMB98.0.

Net revenues generated from mobile games were RMB101.8 million (US$16.5 million) in the second quarter of 2013, compared with RMB106.5 million in the first quarter of 2013 and nil in the second quarter of 2012. The quarter-over-quarter decrease was primarily due to a decline in revenue from “Million Arthur” in Korea as users spent less on in-game purchases of virtual items. This was partially offset by the first full-quarter of revenue contribution from “Million Arthur” in Taiwan following its launch in March 2013.

Average DAU for mobile games was 400 thousand in the second quarter of 2013, representing a 32.4% increase from 302 thousand in the first quarter of 2013. The quarter-over-quarter increase in average DAU for mobile games was primarily due to the launch of “Million Arthur” in Taiwan in March 2013. ARDAU for mobile games was RMB2.8, compared with RMB3.9 in the first quarter of 2013 and nil in the second quarter of 2012. The quarter-over-quarter decrease in ARDAU for mobile games was mainly due to (i) the decline in ARDAU of “Million Arthur” in Korea as users consumed fewer in-game items, and (ii) a lower ARDAU level for “Million Arthur” in Taiwan than Korea as users in Taiwan generally spend less in a game than users in Korea.

	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013
MMO Games
Average MAU (in millions)	17.8	18.8	19.1	18.6	18.9
Average MPU (in millions)	3.9	3.6	3.4	3.4	3.2
ARPU (RMB)	91.5	97.1	99.1	93.6	98.0
Mobile Games
Average DAU (in thousands)	10.2	15.6	41.0	302.3	400.3
ARDAU (RMB)	-	1.4	2.2	3.9	2.8

Other revenues were RMB1.8 million (US$0.2 million) in the second quarter of 2013, compared with RMB1.7 million in the first quarter of 2013 and RMB27.2 million in the second quarter of 2012. The year-over-year decrease in other revenues was primarily due to a decrease in advertising revenues in China during the second quarter of 2013.

Cost of Revenues. Cost of revenues for the second quarter of 2013 was RMB384.4 million (US$62.2 million), a decrease of 0.7% from RMB387.2 million in the first quarter of 2013 and a decrease of 9.6% from RMB425.3 million in the second quarter of 2012. Cost of revenues represented 35.4% of net revenues, compared with 35.7% in the first quarter of 2013 and 37.6% in the second quarter of 2012.

Gross Profit. Gross profit for the second quarter of 2013 was RMB700.7 million (US$113.4 million), an increase of 0.5% from RMB697.4 million in the first quarter of 2013 and a decrease of 0.6% from RMB705.2 million in the second quarter of 2012. Gross margin was 64.6% in the second quarter of 2013, compared with 64.3% in the first quarter of 2013 and 62.4% in the second quarter of 2012.

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Operating Expenses. Total operating expenses for the second quarter of 2013 were RMB408.7 million (US$66.1 million), representing increases of 2.2% from RMB399.9 million in the first quarter of 2013 and 16.5% from RMB350.7 million in the second quarter of 2012. Operating expenses represented 37.7% of net revenues, compared with 36.9% in the first quarter of 2013 and 31.0% in the second quarter of 2012.

Product development expenses increased 5.4% quarter-over-quarter and 10.4% year-over-year to RMB164.7million (US$26.7 million) in the second quarter of 2013. The sequential increase in product development expenses was primarily due to an increase in outsourced development expenses and an increase in bonuses for research and development personnel during the second quarter of 2013. Product development expenses represented 15.2% of net revenues, compared with 14.4% in the first quarter of 2013 and 13.2% in the second quarter of 2012.

Sales and marketing expenses decreased 2.2% quarter-over-quarter and increased 28.1% year-over-year to RMB166.7 million (US$27.0 million) in the second quarter of 2013. The sequential decrease was primarily due to a decrease in commission fees paid to third-party platforms for distributing mobile games as a result of a decrease in mobile game revenues and a decrease in service fees for distributing and marketing prepaid cards for MMO games, and was offset by an increase in promotional expenses in the second quarter of 2013. Sales and marketing expenses represented 15.4% of net revenues, compared with 15.7% in the first quarter of 2013 and 11.5% in the second quarter of 2012.

General and administrative expenses increased 5.7% quarter-over-quarter and 8.3% year-over-year to RMB77.3 million (US$12.4 million) in the second quarter of 2013. The sequential increase in general and administrative expenses was primarily due to an increase in losses incurred on disposal of certain fixed assets and other miscellaneous administrative expenses, and was partially offset by a decrease in share-based compensation expenses in the second quarter of 2013. General and administrative expenses accounted for 7.1% of net revenues, compared with 6.7% in the first quarter of 2013 and 6.3% in the second quarter of 2012.

Share-based compensation expenses were RMB7.0 million (US$1.1 million) in the second quarter of 2013, compared with RMB11.2 million in the first quarter of 2013 and RMB3.9 million in the second quarter of 2012. The quarter-over-quarter decline in share-based compensation expenses was mainly due to the net effect of a failure to meet certain performance targets related to the Company’s stock option awards.

Operating Income. Operating income for the second quarter of 2013 was RMB292.0 million (US$47.3 million), representing decreases of 1.8% from RMB297.5 million in the first quarter of 2013 and 17.6% from RMB354.5 million in the second quarter of 2012. Operating margin was 26.9% in the second quarter of 2013, compared with 27.4% in the first quarter of 2013 and 31.4% in the second quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB37.8 million (US$6.1 million) in the second quarter of 2013, compared with RMB18.0 million in the first quarter of 2013 and RMB16.9 million in the second quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

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Income Tax Expense (Benefit). Income tax benefit for the second quarter of 2013 was RMB26.0 million (US$4.2 million), compared with income tax expense of RMB79.6 million in the first quarter of 2013 and RMB99.3 million in the second quarter of 2012. During the second quarter of 2013, one of the Company’s subsidiaries obtained the approval for preferred tax rates for the years 2011 and 2012 as a “key national software enterprise.” As a result, the Company reversed RMB97.2 million (US$15.7 million) in income tax expenses during the second quarter of 2013 for the excess tax charge in 2011 and 2012 as the subsidiary did not receive approval for the preferred tax status until the second quarter of 2013.

Net income attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the second quarter of 2013 was RMB374.4 million (US$60.6 million), representing increases of 52.9% from RMB244.9 million in the first quarter of 2013 and 21.4% from RMB308.4 million in the second quarter of 2012. Earnings per diluted ADS in the second quarter of 2013 were RMB1.40 (US$0.22), compared with RMB0.90 in the first quarter of 2013 and RMB1.10 in the second quarter of 2012.

Net Cash. In the second quarter of 2013, the Company generated RMB364.1 million (US$58.9 million) in cash flows from operating activities. The Company’s cash and cash equivalents, short-term investments and restricted cash, net of loans and dividend payable, increased from RMB3,485.4 million as of March 31, 2013 to RMB3,952.2 million (US$639.6 million) as of June 30, 2013.

First Half 2013 Unaudited Financial Results

Net Revenues. Net revenues for the first half of 2013 totaled RMB2,169.8 million (US$351.2 million), a decrease of 13.9% from RMB2,520.0 million in the first half of 2012.

Gross Profit. Gross profit for the first half of 2013 was RMB1,398.2 million (US$226.3 million), a decrease of 11.4% from RMB1,578.8 million in the first half of 2012. Gross margin was 64.4%, an increase from 62.7% in the first half of 2012.

Operating Income. Operating income for the first half of 2013 was RMB589.5 million (US$95.4 million), a decrease of 25.5% from RMB790.8 million in the first half of 2012. Operating margin was 27.2%, a decrease from 31.4% in the first half of 2012.

Non-GAAP Operating Income. Non-GAAP operating income for the first half of 2013 was RMB662.7 million (US$107.3 million), a decrease of 25.0% from RMB883.8 million in the first half of 2012. Non-GAAP operating margin was 30.5%, a decrease from 35.1% in the first half of 2012.

Net Income Attributable to Ordinary Shareholders. Net income for the first half of 2013 was RMB619.3 million (US$100.2 million), a decrease of 4.0% from RMB645.2 million in the first half of 2012. Net margin was 28.5%, an increase from 25.6% in the first half of 2012. Earnings per diluted ADS were RMB2.30 (US$0.38), compared with RMB2.30 in the first half of 2012.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first half of 2013 was RMB675.6 million (US$109.3 million), a decrease of 6.0% from RMB718.7 million in the first half of 2012. Non-GAAP net margin was 31.1%, an increase from 28.5% in the first half of 2012. Non-GAAP earnings per diluted ADS were RMB2.52 (US$0.41), compared with RMB2.56 in the first half of 2012.

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Net Cash. In the first half of 2013 the Company generated RMB639.3 million (US$103.5 million) in cash flows from operating activities. The Company’s cash and cash equivalents, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB3,267.8 million as of December 31, 2012 to RMB3,952.2 million (US$639.6 million) as of June 30, 2013.

Recent Business Highlights

•	May 31, 2013 - Shanda Games’ Korean subsidiary Actoz started commercial operation for the Company’s 3D fantasy MMO game “TYR Online” (known as “Hades Realm II” in China) in Korea.

•	June 14, 2013 - Shanda Games’ majority-owned subsidiary Actoz announced the completion of its recent rights offering. The net proceeds from the offering were approximately KRW75,406 million (US$65.7 million). The newly raised capital will be used to (i) strengthen Shanda Games’ mobile games strategy by investing in areas including game development, licensing, investments and acquisitions, and global operation and distribution, and to (ii) repay the majority part of an outstanding payable Actoz owed to Shanda Games for acquiring 20.5% of Eyedentity’s shares in October 2012. Shanda Games participated in Actoz’s rights offering and keeps its ownership in Actoz at approximately 51%. Actoz issued 1,900,000 new shares at KRW40,150 (US$35.0) per share. These shares were listed on June 25, 2013.

•	June 19, 2013 - Shanda Games announced that Mr. Guoxing Jiang resigned from his position as a member of the Company’s Board of Directors and a member of the Audit Committee for personal reasons. In addition, Shanda Games has appointed Mr. Yong Gui as a member of the Company’s Board of Directors and its Audit Committee.

•	June 20, 2013 - SNSplus HK started commercial operation for Shanda Games’ 3D fantasy MMO game “Hades Realm II” in Japan.

•	July 17, 2013 - Shanda Games began unlimited closed-beta testing for its in-house developed 3D fantasy MMO game “World Zero” in China.

•	July 18, 2013 - Shanda Games launched “Million Arthur,” an online mobile card game developed by Square Enix, in China. The game became the 2nd top grossing app across all categories on Apple’s App Store in China within 12 hours following the launch.

•	July 18, 2013 - Shanda Games launched a new expansion pack for its 3D action-based MMORPG “Dragon Nest” in Mainland China. This expansion pack enabled a higher level cap from 60 to 70, along with new maps, more challenging quests and new dungeons.

•	July 25, 2013 - Vietnam Communications started commercial operation for Shanda Games’ 2.5D martial arts adventure MMO game “Legend of Immortals” in Vietnam.

•	July 28, 2013 - Shanda Games announced that it entered into definitive agreements to acquire affiliates providing operating and distribution platform services from its parent company Shanda Interactive. Shanda Games expects to achieve the following through this transaction:
-	Facilitate the establishment of the Company’s mobile platform
-	Improve the Company’s cost structure and earnings per share
-	Improve the Company’s use of cash
-	Eliminate recurring related-party transactions and settle related-party loans

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Additionally, Shanda Games expects, based upon its preliminary assessment of the definitive agreements, that this acquisition will lead not only to prospective consolidation of the acquired businesses, but also retrospective consolidation of the results of the acquired businesses for historical periods, due to Shanda Interactive’s common control over the acquired businesses and Shanda Games. Such retrospective consolidation is expected to be reflected in Q3 2013 results, as the transaction is scheduled to close on August 31, 2013. For more details of this transaction, please refer to the Company’s press release dated July 28, 2013.

•	July 29, 2013 - Shanda Games received the following awards from “2013 Baidu Top Game Search List”:
-	Top Ten Game Operator
-	Top Ten Client-Based Online Game: “Dragon Nest”

•	August 1, 2013 - Shanda Games launched the 4.3 expansion pack for its 3D fantasy MMO “AION” with five new maps and new functions.

•	August 9, 2013 - Shanda Games launched a new expansion pack for its 2.5D martial arts adventure MMO game “Legend of Immortals” enabling a higher level cap from 90 to 100.

•	August 9, 2013 - Shanda Games launched closed-beta testing for its 3D martial arts adventure MMO game “Ring of Dragons” in China. “Ring of Dragons” is an in-house developed game adapted from a popular online novel on Shanda Interactive’s Cloudary platform.

•	August 20, 2013 - Shanda Games announced the launch of mobile game platform “G-Home” and 36 mobile games in the pipeline. Encompassing various functions including Uni-Passport, Uni-Virtue Currency, Customer Services, G-Q Social Community and G-Games, “G-Home” positions itself as a “flagship game center” aiming to vertically integrate high-end users, high-quality contents and premier services. “G-Home” is expected to be launched in China, South Korea, Taiwan and Singapore.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on August 29, 2013 Beijing/Hong Kong time (9:00 p.m. on August 28, 2013 Eastern Time), to discuss its second quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004

Mainland China Toll: 400-620-8038

Mainland China Toll Free: 800-819-0121

Hong Kong Toll Free: 800-930-346

U.K. Toll Free: 0808-234-6646

International Toll: +65-6723-9381

Passcode: 32265163

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on August 29, 2013 for 7 days.

U.S. Toll Free: 1855-452-5696

International Toll: +61-2-8199-0299

Passcode: 32265163

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

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Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.1787 to US$1.00 as published by the People’s Bank of China on June 28, 2013, the last trading day of June 2013. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted into U.S. dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the Company’s expectation for its total net revenues, mobile game revenues, gross margin and non-GAAP operating margin during the third quarter of 2013; the long-term growth of the Company; the sustainability of existing games; the expansion into mobile game business; the introduction and potential success of new MMO game titles and mobile game titles including but not limited to “Million Arthur,” “Dungeon Striker” and “Final Fantasy XIV”; the introduction and potential success of the mobile platform “G-Home” and the expansion into global market represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the expansion packs for existing games are not well received by users; there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the mobile platform “G-Home” is not well-received by users; the Company fails to execute its mobile strategy; the Company fails to deliver its third quarter 2013 results as expected and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	March 31	June 30
	2012	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,100.8	2,247.3	1,885.0	305.1
Restricted cash	1.0	1.1	-	-
Short-term investments	1,663.3	591.4	1,342.8	217.3
Marketable securities	7.2	9.4	16.7	2.7
Accounts receivable, net of allowance for doubtful accounts	105.8	135.5	122.5	19.8
Accounts receivable due from related parties	325.8	307.1	287.0	46.4
Deferred licensing fees and related costs	6.1	9.2	7.5	1.2
Prepayments and other current assets	191.9	152.3	200.5	32.5
Other receivables due from related parties [1]	2,080.4	2,078.8	2,096.0	339.2
Deferred tax assets	69.7	79.2	69.5	11.3
Total current assets	6,552.0	5,611.3	6,027.5	975.5

Investments in affiliated companies	186.9	185.7	193.1	31.3
Property and equipment, net	189.1	183.4	163.1	26.4
Intangible assets	578.4	607.5	561.1	90.8
Goodwill	329.2	329.2	329.2	53.3
Long-term deposits	55.6	67.9	66.2	10.7
Other long-term assets	202.4	172.0	176.9	28.6
Non-current deferred tax assets	21.0	21.0	22.1	3.6
Total assets	8,114.6	7,178.0	7,539.2	1,220.2

LIABILITIES
Current liabilities:
Short-term borrowings	1,482.4	339.6	247.1	40.0
Accounts payable	45.2	49.9	32.0	5.2
Accounts payable due to related parties	71.7	64.9	54.5	8.8
Licensing fees payable	160.6	176.7	184.6	29.9
Taxes payable	181.5	148.5	158.4	25.6
Deferred revenue	130.1	150.2	102.7	16.6
Other payables and accruals	508.5	499.3	531.5	86.0
Other payables due to related parties [2]	984.0	967.1	973.9	157.6
Dividend payable	11.5	9.8	9.1	1.5
Deferred tax liabilities	53.5	63.3	31.6	5.2
Total current liabilities	3,629.0	2,469.3	2,325.4	376.4

Long-term liabilities	26.0	22.6	24.2	3.9
Non-current deferred tax liabilities	102.4	96.6	90.2	14.6
Non-current deferred revenue	37.8	34.2	23.0	3.7
Total liabilities	3,795.2	2,622.7	2,462.8	398.6
Redeemable non-controlling interests	14.0	14.0	14.0	2.2

SHAREHOLDERS’ EQUITY

Ordinary shares outstanding	540,947,314	538,623,498	534,829,766	534,829,766
ADS equivalent outstanding	270,473,657	269,311,749	267,414,883	267,414,883

Ordinary shares (US$0.01 par value)	39.7	39.5	39.3	6.4
Additional paid-in capital	1,577.9	1,591.5	1,600.3	259.0
Statutory reserves	153.6	153.6	157.1	25.4
Accumulated other comprehensive loss	(38.3)	(46.2)	(67.4)	(10.8)
Retained earnings	2,519.1	2,734.3	3,064.6	495.9
Total Shanda Games Limited shareholders’ equity	4,252.0	4,472.7	4,793.9	775.9
Non-controlling interests	53.4	68.6	268.5	43.5
Total shareholders’ equity	4,305.4	4,541.3	5,062.4	819.4
Total liabilities and shareholders’ equity	8,114.6	7,178.0	7,539.2	1,220.2

Notes:

1.	The balance of “other receivables due from related parties” as of June 30, 2013 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,906.6 million (US$308.6 million), with interest rates ranging from 3% to 5.93%. The interest receivable related to these loans amounted to RMB150.6 million (US$24.4 million).

2.	The balance of “other payables due to related parties” as of June 30, 2013 mainly represented the outstanding loans we obtained from affiliates under the common control of Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB926.0 million (US$149.9 million), with interest rate at 3%. The interest payable related to these loans amounted to RMB39.2 million (US$6.3 million).

11

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	June 30 2012	March 31 2013	June 30 2013
	RMB	RMB	RMB	US$
Net revenues:
MMO game revenues [3]	1,103.3	976.4	981.5	158.9
Mobile game revenues [3]	-	106.5	101.8	16.5
Other revenues [3]	27.2	1.7	1.8	0.2
Total net revenues	1,130.5	1,084.6	1,085.1	175.6

Cost of revenues	(425.3)	(387.2)	(384.4)	(62.2)

Gross profit	705.2	697.4	700.7	113.4

Operating expenses:
Product development	(149.2)	(156.3)	(164.7)	(26.7)
Sales and marketing	(130.1)	(170.5)	(166.7)	(27.0)
General and administrative	(71.4)	(73.1)	(77.3)	(12.4)
Total operating expenses	(350.7)	(399.9)	(408.7)	(66.1)

Income from operations	354.5	297.5	292.0	47.3
Interest income, net	29.0	32.1	25.9	4.2
Government financial incentives	16.9	18.0	37.8	6.1
Other income (expense), net	15.2	(7.5)	(1.7)	(0.3)
Income before income tax (expense) benefit and equity in loss of affiliated companies	415.6	340.1	354.0	57.3

Income tax (expense) benefit	(99.3)	(79.6)	26.0	4.2
Equity in loss of affiliated companies	(2.7)	(3.3)	(2.0)	(0.3)
Net income	313.6	257.2	378.0	61.2
Net income attributable to non-controlling interests	(5.2)	(12.3)	(3.6)	(0.6)
Net income attributable to the Company’s shareholders	308.4	244.9	374.4	60.6

Earnings per ordinary share
Basic	0.55	0.45	0.70	0.11
Diluted	0.55	0.45	0.70	0.11

Earnings per ADS
Basic	1.10	0.90	1.40	0.22
Diluted	1.10	0.90	1.40	0.22

Weighted average ordinary shares outstanding
Basic	560,915,794	540,220,307	535,519,805	535,519,805
Diluted	560,923,399	540,228,876	535,524,325	535,524,325

Weighted average ADS outstanding
Basic	280,457,897	270,110,153	267,759,902	267,759,902
Diluted	280,461,700	270,114,438	267,762,163	267,762,163

Non-GAAP gross profit	726.2	713.3	716.4	115.9
Intangible asset amortization arising from acquisitions	(21.0)	(15.8)	(15.8)	(2.5)
Share-based compensation cost	-	(0.1)	0.1	-
GAAP gross profit	705.2	697.4	700.7	113.4

Non-GAAP operating income	390.8	336.2	326.5	52.8
Intangible asset amortization arising from acquisitions	(32.4)	(27.5)	(27.5)	(4.4)
Share-based compensation cost	(3.9)	(11.2)	(7.0)	(1.1)
GAAP operating income	354.5	297.5	292.0	47.3

Non-GAAP net income attributable to the Company’s shareholders	336.8	275.2	400.5	64.8
Intangible asset amortization arising from acquisitions	(32.4)	(27.5)	(27.5)	(4.4)
Share-based compensation cost	(3.9)	(11.2)	(7.0)	(1.1)
Income tax effect	7.1	5.8	5.8	0.9
Intangible asset amortization attributable to non-controlling interests	0.8	2.6	2.6	0.4
GAAP net income attributable to the Company’s shareholders	308.4	244.9	374.4	60.6

Non-GAAP diluted earnings per share	0.60	0.51	0.75	0.12
Non-GAAP expense per share	(0.05)	(0.06)	(0.05)	(0.01)
GAAP diluted earnings per share	0.55	0.45	0.70	0.11

Non-GAAP diluted earnings per ADS	1.20	1.02	1.50	0.24
Non-GAAP expense per ADS	(0.10)	(0.12)	(0.10)	(0.02)
GAAP diluted earnings per ADS	1.10	0.90	1.40	0.22

12

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(21.0)	(15.8)	(15.8)	(2.5)
Product development	(6.9)	(7.9)	(7.9)	(1.3)
Sales and marketing	(2.3)	(1.4)	(1.4)	(0.2)
General and administrative	(2.2)	(2.4)	(2.4)	(0.4)
Total	(32.4)	(27.5)	(27.5)	(4.4)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	-	(0.1)	0.1	-
Product development	(6.1)	(3.6)	(4.2)	(0.6)
Sales and marketing	-	(0.1)	0.1	-
General and administrative	2.2	(7.4)	(3.0)	(0.5)
Total	(3.9)	(11.2)	(7.0)	(1.1)

Notes:

3.	Starting with the first quarter of 2013, the Company adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Currently, three revenue categories now reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes both revenues derived inside and outside China. Accordingly, as results are reported for further periods, prior period amounts reported under the pre-Q1 2013 classifications will be reclassified to conform to the current presentation.

13

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Six months ended
	June 30 2012	June 30 2013
	RMB	RMB	US$
Net revenues:
MMO game revenues [3]	2,464.5	1,957.9	316.9
Mobile game revenues [3]	-	208.3	33.7
Other revenues [3]	55.5	3.6	0.6
Total net revenues	2,520.0	2,169.8	351.2

Cost of revenues	(941.2)	(771.6)	(124.9)

Gross profit	1,578.8	1,398.2	226.3

Operating expenses:
Product development	(325.1)	(321.1)	(52.0)
Sales and marketing	(286.3)	(337.1)	(54.6)
General and administrative	(176.6)	(150.5)	(24.3)
Total operating expenses	(788.0)	(808.7)	(130.9)

Income from operations	790.8	589.5	95.4
Interest income, net	48.9	58.1	9.4
Government financial incentives	27.0	55.8	9.0
Other income (expense), net	9.0	(9.3)	(1.5)
Income before income tax expense and equity in loss of affiliated companies	875.7	694.1	112.3

Income tax expense	(204.7)	(53.6)	(8.7)
Equity in loss of affiliated companies	(8.0)	(5.3)	(0.8)
Net income	663.0	635.2	102.8
Net income attributable to non-controlling interests	(17.8)	(15.9)	(2.6)
Net income attributable to the Company’s shareholders	645.2	619.3	100.2

Earnings per ordinary share
Basic	1.15	1.15	0.19
Diluted	1.15	1.15	0.19

Earnings per ADS
Basic	2.30	2.30	0.38
Diluted	2.30	2.30	0.38

Weighted average ordinary shares outstanding
Basic	560,710,166	537,839,924	537,839,924
Diluted	560,759,995	537,846,469	537,843,196

Weighted average ADS outstanding
Basic	280,355,083	268,919,962	268,919,962
Diluted	280,379,998	268,923,234	268,921,598

Non-GAAP gross profit	1,626.1	1,429.8	231.4
Intangible asset amortization arising from acquisitions	(47.1)	(31.6)	(5.1)
Share-based compensation cost	(0.2)	-	-
GAAP gross profit	1,578.8	1,398.2	226.3

Non-GAAP operating income	883.8	662.7	107.3
Intangible asset amortization arising from acquisitions	(74.2)	(55.0)	(9.0)
Share-based compensation cost	(18.8)	(18.2)	(2.9)
GAAP operating income	790.8	589.5	95.4

Non-GAAP net income attributable to the Company’s shareholders	718.7	675.6	109.3
Intangible asset amortization arising from acquisitions	(74.2)	(55.0)	(9.0)
Share-based compensation cost	(18.8)	(18.2)	(2.9)
Income tax effect	17.9	11.6	1.9
Intangible asset amortization attributable to non-controlling interests	1.6	5.3	0.9
GAAP net income attributable to the Company’s shareholders	645.2	619.3	100.2

Non-GAAP diluted earnings per share	1.28	1.26	0.20
Non-GAAP expense per share	(0.13)	(0.11)	(0.01)
GAAP diluted earnings per share	1.15	1.15	0.19

Non-GAAP diluted earnings per ADS	2.56	2.52	0.41
Non-GAAP expense per ADS	(0.26)	(0.22)	(0.03)
GAAP diluted earnings per ADS	2.30	2.30	0.38

14

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(47.1)	(31.6)	(5.1)
Product development	(13.8)	(15.7)	(2.6)
Sales and marketing	(6.1)	(2.8)	(0.5)
General and administrative	(7.2)	(4.9)	(0.8)
Total	(74.2)	(55.0)	(9.0)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.2)	-	-
Product development	(10.1)	(7.7)	(1.2)
Sales and marketing	-	-	-
General and administrative	(8.5)	(10.5)	(1.7)
Total	(18.8)	(18.2)	(2.9)

15

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Six months ended
	June 30 2012	June 30 2013
	RMB	RMB	US$
Cash flows from operating activities:
Net income	663.0	635.2	102.8
Adjustments for:
Share-based compensation expenses	18.8	18.2	2.9
Depreciation and amortization	142.4	131.3	21.3
Other	22.0	(19.0)	(3.1)
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fee and royalty	131.4	(7.0)	(1.1)
Other	(12.5)	(119.4)	(19.3)
Net cash provided by operating activities	965.1	639.3	103.5

Cash flows from investing activities:
Purchase of property, equipment and intangible assets, net	(45.3)	(31.7)	(5.1)
Acquisitions (net of cash acquired) and purchase of equity investments	(30.6)	(13.0)	(2.1)
(Increase) / decrease in short-term investments	(565.6)	302.5	49.0
(Increase) / decrease in loan receivable and other receivables due from related parties	(1,059.0)	20.0	3.2
Other	(6.7)	(11.1)	(1.8)
Net cash (used in) / provided by investing activities	(1,707.2)	266.7	43.2

Cash flows from financing activities:
Cash injection in subsidiaries by non-controlling shareholders	-	194.8	31.5
Repurchase of common stock	(14.0)	(64.1)	(10.4)
Proceeds from loan borrowings and other payables due to related parties	3,289.6	88.4	14.3
Repayment of loan borrowings and other payables due to related parties	(998.0)	(1,335.3)	(216.1)
Dividends paid	(1,804.8)	(2.1)	(0.3)
Other	(23.4)	1.2	0.2
Net cash provided by / (used in) financing activities	449.4	(1,117.1)	(180.8)

Effect of exchange rate changes on cash and cash equivalents	3.5	(4.7)	(0.8)
Net decrease in cash and cash equivalents	(289.2)	(215.8)	(34.9)
Cash and cash equivalents, beginning of period	1,835.5	2,100.8	340.0
Cash and cash equivalents, end of period	1,546.3	1,885.0	305.1

16